

January 24, 2011

<u>Via U.S Mail and Facsimile (416) 947-0167</u>

Mr. Todd D. Sterck
Director and President
Strategic Mining Corporation
130 King Street West, Suite 1800
Toronto, Ontario, Canada M5X 1E3

  Re: **Strategic Mining Corporation**
    Amendment No. 5 to Registration Statement on Form 10
    Filed January 21, 2011
    File No. 0-53961

Dear Mr. Sterck:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director